Alcon Reports Full Year 2019 Results

•	2019 net sales to third parties up 3%, or 5% constant currency (cc)

•	Third consecutive year of top line growth

•	Generated $920 million in cash from operations and free cash flow of $367 million

•	Full year 2020 outlook: net sales growth of 5% to 6% (cc) and core EPS $1.95 to $2.05

Geneva, February 25, 2020 - Alcon (SIX/NYSE:ALC), the global leader in eye care, reported its financial results for the full year ended December 31, 2019. Full year worldwide net sales of $7.4 billion, increased 3%, or 5% on a constant currency(2) basis, compared to the full year ended December 31, 2018. Full year 2019 diluted losses per share were $1.34, primarily as a result of non-cash amortization of certain intangibles. Full year core earnings per share were $1.89, driven by core operating income growth of 4%, or 11% on a constant currency basis.

2019 key figures

	Three months ended December 31		Twelve months ended December 31
	2019	2018	2019	2018
Net sales ($ millions)	1,881	1,789	7,362	7,149
Operating margin (%)	(3.6)%	(4.2)%	(2.5)%	(3.5)%
Core operating margin (%)(1)	17.1%	14.5%	17.2%	17.0%
(Loss) per share ($)	(0.19)	(0.15)	(1.34)	(0.46)
Core diluted earnings per share ($)(1)	0.45	0.39	1.89	2.00

David Endicott, Chief Executive Officer, stated, "Last year was a remarkable milestone in Alcon's history. We completed our spin-off as an independent company and delivered strong growth in net sales and improved core profitability. We achieved these results while standing-up new functions, launching two important new products in the US and installing new, flexible Vision Care lines at several of our manufacturing facilities."

Mr. Endicott continued, "With the spin-off behind us, the year ahead is about unlocking Alcon's potential in an attractive global market for eye care. Continued investment behind our robust pipeline and new product launches position us well to deliver upon our growth aspirations.  As the industry leader and innovator, we are focused on developing solutions to address significant unmet needs, improve patient outcomes and increase access to care. We look forward to spearheading an exciting decade of innovation in ophthalmology and optometry."

For the full year ended December 31, 2019, worldwide net sales were $7.4 billion, up 3%, or 5% on a constant currency basis, compared to the full year ended December 31, 2018, representing the third consecutive year of constant currency top line growth, as the business benefited from steady improvements in innovation, new product flow and strong commercial execution.

The following table highlights net sales by segment:

	Three months ended December 31		Change %		Twelve months ended December 31		Change %
($ millions unless indicated otherwise)	2019	2018	$	cc(2)	2019	2018	$	cc(2)

Surgical
Implantables	338	290	17	17	1,210	1,136	7	9
Consumables	594	579	3	4	2,304	2,227	3	6
Equipment/other	172	158	9	10	660	636	4	6
Total Surgical	1,104	1,027	7	8	4,174	3,999	4	7
Vision Care
Contact lenses	460	450	2	3	1,969	1,928	2	4
Ocular health	317	312	2	3	1,219	1,222	—	2
Total Vision Care	777	762	2	3	3,188	3,150	1	3
Net sales to third parties	1,881	1,789	5	6	7,362	7,149	3	5
Surgical momentum driven by strong PANOPTIX reception
Full year Surgical net sales of $4.2 billion, which include implantables, consumables and equipment/other, increased 4%, or 7% on a constant currency basis, with growth in all three categories. Implantables sales grew in the high-single digits, with strong demand for PANOPTIX trifocal IOLs, particularly with the recent launches in the US and Japan. Strong pull-through demand for cataract and vit-ret drove the increase in consumable sales. Equipment/other grew, driven by service revenue and procedural eye drops, while base equipment sales remained broadly in line with prior year.

Steady growth in Vision Care; PRECISION1 launch on track
Full year Vision Care net sales of $3.2 billion , which include contact lenses and ocular health, increased 1%, or 3% on a constant currency basis, compared to the full year ended December 31, 2018, driven by the continued demand for DAILIES TOTAL1 and dry eye products, offset by the decline in contact lens care. PRECISION1, our newest SiHy contact lens, is off to a good start in the US, with encouraging trends in new account activation.

Income statement highlights
Full year operating loss was $187 million, which includes $1 billion from the non-cash amortization of certain intangible assets, $237 million of separation costs, $72 million of spin readiness costs and $52 million of transformation program costs. Excluding these and other adjustments, core operating income for the full year was $1.3 billion. Core operating margin for the full year of 17.2% increased by 20 bps, including an unfavorable impact of 60 bps from foreign exchange, compared to the full year ended December 31, 2018.

Diluted earnings per share (EPS)
Full year diluted losses per share for the twelve months ended December 31, 2019 were $1.34 per share, including $1.84 per share from non-cash amortization of certain intangibles and $0.62 per share in non-cash tax expense resulting from Swiss tax reform. Full year core diluted earnings were $1.89 per share.

Proposed dividend
The Company's Board of Directors proposes a dividend of CHF 0.19 per share for 2019, the Company's first proposed dividend as an independent company. The Company's shareholders will vote on this proposal at the 2020 Annual General Meeting on May 6, 2020.

Balance sheet highlights
The Company ended the year with cash and cash equivalents of $822 million, an increase of $595 million. Cash flows from operations totaled $920 million and free cash flow(5) amounted to $367 million in 2019, despite significant investments and costs related to the Spin-off and interest payments on financial debts.

Debt totaled $3.5 billion as of December 31, 2019, including $1.5 billion of the borrowings executed immediately prior to the Spin-off and $2 billion in senior notes issued in September 2019 to refinance certain pre Spin-off borrowings. The Company ended the year with a net debt(3) position of $2.7 billion.

Financial Outlook; Investing in Growth
The Company expects worldwide net sales growth for the full year 2020 of 5% to 6% on a constant currency basis, core operating margin of 17.5% to 18.5%, and core effective tax rate(4) of 19.5% to 21.5%. Full year core earnings per share is expected to range between $1.95 to $2.05.

Webcast and Conference Call Instructions

The Company will host a conference call on February 26 at 2:00 p.m. Central European Time / 8 a.m. Eastern Standard Time to discuss its full year 2019 earnings results. The webcast can be accessed online through Alcon's Investor Relations website. Listeners should log on approximately 10 minutes in advance. A replay will be available online within 24 hours after the event.

Today, Alcon will issue its 2019 Annual Report, which will be available on https://investor.alcon.com/financials/annual-reports/default.aspx. Alcon will also file its 2019 Annual Report on Form 20-F with the US Securities and Exchange Commission today, and will post this document on https://investor.alcon.com/financials/sec-filings/default.aspx. Alcon shareholders may receive a hard copy of either of these documents, each of which contains our complete audited financial statements, free of charge, upon request.

The Company's supplemental presentation materials can be found online through Alcon's Investor Relations website under the Events section or by clicking on https://investor.alcon.com/news-and-events/events-and-presentations/event-details/2020/Alcons-Fourth-Quarter-Earnings-Conference-Call/default.aspx.

Footnotes (pages 1-3)

(1)
Core results, such as core operating margin and core EPS, are non-IFRS measures.  For additional information, including a reconciliation of such core results to the most directly comparable measures presented in accordance with IFRS, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial Tables' sections.

(2)
Constant currency (cc) is a non-IFRS measure. Growth in constant currency (cc) is calculated by translating the current year’s foreign currency items into US dollars using average exchange rates from the prior year and comparing them to prior year values in US dollars. An explanation of non-IFRS measures can be found in the 'Non-IFRS measures as defined by the Company' section.

(3)
Net (debt)/liquidity is a non-IFRS measure. For additional information regarding net (debt)/liquidity, which is a non-IFRS measure, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial Tables' sections.

(4)
Core effective tax rate, a non-IFRS measure, is the applicable annual tax rate on core taxable income. For additional information, see the explanation regarding reconciliation of forward-looking guidance in the 'Non-IFRS measures as defined by the Company' section.

(5)
Free cash flow, a non-IFRS measure. For additional information regarding free cash flow, see the explanation of non-IFRS measures and reconciliation tables in the 'Non-IFRS measures as defined by the Company' and 'Financial Tables' sections.

Cautionary Note Regarding Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods.
Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Alcon’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict. Such forward-looking statements are subject to various risks and uncertainties facing Alcon, including: the commercial success of its products and its ability to maintain and strengthen its position in its markets; the success of its research and development efforts, including its ability to innovate to compete effectively; its success in completing and integrating strategic acquisitions; pricing pressure from changes in third party payor coverage and reimbursement methodologies; global economic, financial, legal, tax, political, and social change; the ability to obtain regulatory clearance and approval of its products as well as compliance with any post-approval obligations, including quality control of its manufacturing; ongoing industry consolidation; its ability to properly educate and train healthcare providers on its products; changes in inventory levels or buying patterns of its customers; its reliance on sole or limited sources of supply; ability to service its debt obligations; the need for additional financing through the issuance of debt or equity; its reliance on outsourcing key business functions; its ability to protect its intellectual property; the impact on unauthorized importation of its products from countries with lower prices to countries with higher prices; the effects of litigation, including product liability lawsuits; its ability to comply with all laws to which it may be subject; effect of product recalls or voluntary market withdrawals; data breaches; the implementation of its enterprise resource planning system; its ability to attract and retain qualified personnel; the accuracy of its accounting estimates and assumptions, including pension plan obligations and the carrying value of intangible assets; legislative and regulatory reform; the ability of Alcon Pharmaceuticals Ltd. to comply with its investment tax incentive agreement with the Swiss State Secretariat for Economic Affairs in Switzerland and the Canton of Fribourg, Switzerland; its ability to operate as a stand-alone company; whether the transitional services Novartis has agreed to provide Alcon are sufficient; the impact of being listed on two stock exchanges; the ability to declare and pay dividends; the different rights afforded to its shareholders as a Swiss corporation compared to a US corporation; and the effect of maintaining or losing its foreign private issuer status under US securities laws. Additional factors are discussed in Alcon’s filings with the United States Securities and Exchange Commission, including its Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements.
Forward-looking statements in this press release speak only as of the date of its filing, and Alcon assumes no obligation to update forward-looking statements as a result of new information, future events or otherwise.
Intellectual Property

This report may contain references to our proprietary intellectual property. All product names appearing in italics or ALL CAPS are trademarks owned by or licensed to Alcon Inc.

Non-IFRS measures as defined by the Company

Alcon uses certain non-IFRS metrics when measuring performance, including when measuring current period results against prior periods, including core results, percentage changes measured in constant currencies, EBITDA, free cash flow, and net liquidity/(debt).
Because of their non-standardized definitions, the non-IFRS measures (unlike IFRS measures) may not be comparable to the calculation of similar measures of other companies. These supplemental non-IFRS measures are presented solely to permit investors to more fully understand how Alcon management assesses underlying performance. These supplemental non-IFRS measures are not, and should not be viewed as, a substitute for IFRS measures.
Core results
Alcon core results, including core operating income and core net income, exclude all amortization and impairment charges of intangible assets, excluding software, net gains and losses on fund investments and equity securities valued at fair value through profit and loss (FVPL), fair value adjustments of financial assets in the form of options to acquire a company carried at FVPL, obligations related to product recalls, and certain acquisition related items. The following items that exceed a threshold of $10 million and are deemed exceptional are also excluded from core results: integration and divestment related income and expenses, divestment gains and losses, restructuring charges/releases and related items, legal related items, gains/losses on early extinguishment of debt or debt modifications, impairments of property, plant and equipment and software, as well as income and expense items that management deems exceptional and that are or are expected to accumulate within the year to be over a $10 million threshold.
Taxes on the adjustments between IFRS and core results take into account, for each individual item included in the adjustment, the tax rate that will finally be applicable to the item based on the jurisdiction where the adjustment will finally have a tax impact. Generally, this results in amortization and impairment of intangible assets and acquisition-related restructuring and integration items having a full tax impact. There is usually a tax impact on other items, although this is not always the case for items arising from legal settlements in certain jurisdictions.
Alcon believes that investor understanding of its performance is enhanced by disclosing core measures of performance because, since they exclude items that can vary significantly from period to period, the core measures enable a helpful comparison of business performance across periods. For this same reason, Alcon uses these core measures in addition to IFRS and other measures as important factors in assessing its performance.
A limitation of the core measures is that they provide a view of Alcon operations without including all events during a period, such as the effects of an acquisition, divestment, or amortization/impairments of purchased intangible assets and restructurings.
Constant currencies
Changes in the relative values of non-US currencies to the US dollar can affect Alcon financial results and financial position. To provide additional information that may be useful to investors, including changes in sales volume, we present information about changes in our net sales and various values relating to operating and net income that are adjusted for such foreign currency effects.
Constant currency calculations have the goal of eliminating two exchange rate effects so that an estimate can be made of underlying changes in the consolidated income statement excluding:

•	the impact of translating the income statements of consolidated entities from their non-US dollar functional currencies to the US dollar; and

•	the impact of exchange rate movements on the major transactions of consolidated entities performed in currencies other than their functional currency.
Alcon calculates constant currency measures by translating the current year's foreign currency values for sales and other income statement items into US dollars, using the average exchange rates from the prior year and comparing them to the prior year values in US dollars.
EBITDA
Alcon defines earnings before interest, tax, depreciation and amortization ("EBITDA") as net (loss)/income excluding income taxes, depreciation of property, plant and equipment (including any related impairment charges), depreciation of right-of-use assets, amortization of intangible assets (including any related impairment charges), interest expense and other financial income and expense. Alcon management primarily uses EBITDA together with net (debt)/liquidity to monitor leverage associated with financial debts.
Free cash flow
Alcon defines free cash flow as net cash flows from operating activities less cash flow associated with the purchase or sale of property, plant and equipment. Free cash flow is presented as additional information because Alcon management believes it is a useful supplemental indicator of Alcon's ability to operate without reliance on additional borrowing or use of existing cash. Free cash flow is not intended to be a substitute measure for net cash flows from operating activities as determined under IFRS.
Net liquidity/(debt)
Alcon defines net liquidity/(debt) as current and non-current financial debt less cash and cash equivalents, current investments and derivative financial instruments. Net liquidity/(debt) is presented as additional information because management believes it is a useful supplemental indicator of Alcon's ability to pay dividends, to meet financial commitments and to invest in new strategic opportunities, including strengthening its balance sheet.
Growth rate and margin calculations
For ease of understanding, Alcon uses a sign convention for its growth rates such that a reduction in operating expenses or losses compared to the prior year is shown as a positive growth.
Gross margins, operating income/(loss) margins and core operating income margins are calculated based upon net sales to third parties unless otherwise noted.
Reconciliation of guidance for forward-looking non-IFRS measures
The forward-looking guidance included in this press release cannot be reconciled to the comparable IFRS measures without unreasonable efforts, because we are not able to predict with reasonable certainty the ultimate amount or nature of exceptional items in the fiscal year. These items are uncertain, depend on many factors and could have a material impact on our IFRS results for the guidance period.

Financial tables
Net sales by region

	Three months ended December 31				Twelve months ended December 31
($ millions unless indicated otherwise)	2019		2018		2019		2018

United States	780	41%	730	41%	3,055	41%	2,942	41%
International	1,101	59%	1,059	59%	4,307	59%	4,207	59%
Net sales to third parties	1,881	100%	1,789	100%	7,362	100%	7,149	100%

Consolidated income statement (unaudited)

	Three months ended December 31		Twelve months ended December 31
($ millions except (loss) per share)	2019	2018	2019	2018
Net sales to third parties	1,881	1,789	7,362	7,149
Sales to former parent	—	2	—	4
Other revenues	32	—	146	—
Net sales and other revenues	1,913	1,791	7,508	7,153
Cost of net sales	(972)	(912)	(3,719)	(3,961)
Cost of other revenues	(28)	—	(127)	—
Gross profit	913	879	3,662	3,192
Selling, general & administration	(714)	(734)	(2,847)	(2,801)
Research & development	(164)	(166)	(656)	(587)
Other income	20	(26)	55	47
Other expense	(123)	(28)	(401)	(99)
Operating (loss)	(68)	(75)	(187)	(248)
Interest expense	(34)	(5)	(113)	(24)
Other financial income & expense	(5)	(7)	(32)	(28)
(Loss) before taxes	(107)	(87)	(332)	(300)
Taxes	16	14	(324)	73
Net (loss)	(91)	(73)	(656)	(227)

(Loss) per share
Basic	(0.19)	(0.15)	(1.34)	(0.46)
Diluted	(0.19)	(0.15)	(1.34)	(0.46)

Weighted average number of shares outstanding (millions)(1)
Basic	488.2	488.2	488.2	488.2
Diluted	488.2	488.2	488.2	488.2

(1)	For periods prior to the spin-off, the denominator for basic and diluted earnings per share was calculated using the 488.2 million shares of common stock distributed in the Spin-off.

Balance sheet highlights

($ millions)	December 31, 2019	December 31, 2018
Cash and cash equivalents	822	227
Current financial debts	261	47
Non-current financial debts	3,218	—

Free cash flow
The following is a summary of Alcon free cash flow for the full year ended December 31, 2019 and 2018, together with a reconciliation to net cash flows from operating activities, the most directly comparable IFRS measure:

	Twelve months ended December 31
($ millions)	2019	2018

Net cash flows from operating activities	920	1,140
Purchase of property, plant & equipment	(553)	(524)
Free cash flow	367	616

Net (debt)/liquidity

($ millions)	At December 31, 2019

Current financial debt	(261)
Non-current financial debt	(3,218)
Total financial debt	(3,479)

Less liquidity:
Cash and cash equivalents	822
Derivative financial instruments	1
Total liquidity	823
Net (debt)/liquidity	(2,656)

Reconciliation of IFRS to Core results
2019

($ millions except (loss)/earnings per share)	IFRS Results	Amortization of certain intangible assets(1)	Separation costs(2)	Transformation costs(3)	Legal items(4)	Other items(5)	Core Results
Gross profit	3,662	1,007	10	—	—	(16)	4,663
Operating (loss)/income	(187)	1,040	237	52	32	91	1,265
(Loss)/income before taxes	(332)	1,040	237	52	32	91	1,120
Taxes(6)	(324)	(140)	(54)	(7)	(8)	338	(195)
Net (loss)/income	(656)	900	183	45	24	429	925
Basic (loss)/earnings per share	(1.34)						1.89
Diluted (loss)/earnings per share	(1.34)						1.89
Basic - weighted average shares outstanding(7)	488.2						488.2
Diluted - weighted average shares outstanding(7)	488.2						490.1

Adjustments to arrive at core operating income
Selling, general & administration	(2,847)	—	30	—	—	15	(2,802)
Research & development	(656)	33	4	—	—	35	(584)
Other income	55	—	—	—	—	(9)	46
Other expense	(401)	—	193	52	32	66	(58)

(1)	Includes recurring amortization for all intangible assets other than software.

(2)
Separation costs are expected to be incurred over the two to three-year period following the completion of the Spin-off from Novartis and primarily include costs related to IT and third party consulting fees.

(3)	Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program.

(4)	Includes legal settlement costs and certain external legal fees.

(5)
Gross Profit includes $37 million in fair value adjustments of contingent consideration liabilities, partially offset by $21 million in spin readiness costs, manufacturing sites consolidation activities, and integration of recent acquisitions. Selling, general & administration primarily includes spin readiness costs and the integration of recent acquisitions. Research & development includes $73 million for the amortization of option rights, post-marketing study following a product's voluntary market withdrawal, and the integration of recent acquisitions, partially offset by $38 million in fair value adjustments for contingent consideration liabilities. Other income primarily includes a realized gain on a financial asset. Other expense primarily includes spin readiness costs, fair value adjustments of a financial asset and other items.

(6)
Total tax adjustments of $129 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income core adjustments of $1.5 billion totaled $215 million with an average tax rate of 14.8%.

Core tax adjustments for discrete items totaled $344 million, primarily including $304 million in non-cash tax expense for re-measurement of deferred tax balances as a result of Swiss tax reform, tax expense related to rate changes in the US following legal entity reorganizations executed related to the Spin-off, non-cash tax expense related to the re-measurement of deferred tax assets and liabilities following a tax rate change in India, and net changes in uncertain tax positions.

(7)
Core basic earnings per share is calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate 1.9 million dilutive shares associated with unvested equity-based awards.

Reconciliation of IFRS to Core results (continued)
2018

($ millions except (loss)/earnings per share)	IFRS Results	Amortization of certain intangible assets(1)	Impairments(2)	Restructuring items(3)	Legal items(4)	Other items(5)	Core Results
Gross profit	3,192	996	376	—	—	(23)	4,541
Operating (loss)/income	(248)	1,007	378	9	28	38	1,212
(Loss)/income before taxes	(300)	1,007	378	9	28	38	1,160
Taxes(6)	73						(186)
Net (loss)/income	(227)						974
Basic (loss)/earnings per share	(0.46)						2.00
Diluted (loss)/earnings per share	(0.46)						2.00
Basic - weighted average shares outstanding(7)	488.2						488.2
Diluted - weighted average shares outstanding(7)	488.2						488.2

Adjustments to arrive at core operating income
Selling, general & administration	(2,801)	—	2	—	—	13	(2,786)
Research & development	(587)	11	—	—	—	47	(529)
Other income	47	—	—	(4)	—	(19)	24
Other expense	(99)	—	—	13	28	20	(38)

(1)	Includes recurring amortization for all intangible assets other than software.

(2)	Includes impairment charges related to intangible assets.

(3)
Includes restructuring income and charges and related items. Certain amounts previously reported under "restructuring items" in the 2018 Form 20-F have been reclassified to "other items" to conform with presentation in the current year.

(4)	Includes legal costs related to an investigation.

(5)
Gross profit, selling, general & administration and research & development include charges and reversal of charges related to a product’s voluntary market withdrawal. Research & development also includes amortization of option rights and a fair value adjustment of a contingent consideration liability. Other income includes fair value adjustments on a financial asset. Other expense includes spin-readiness costs and other items. Certain amounts previously reported under restructuring items in the 2018 Form 20-F have been reclassified to other items to conform with presentation in the current year.

(6)
Total tax adjustments of $259 million included tax associated with operating income adjustments and discrete tax items. Tax associated with operating income adjustments of $1.5 billion totaled $237 million with average tax rate of 16.2%. Core tax adjustments for discrete items totaled $22 million, including a net out of period income tax benefit of $55 million partially offset by net changes in uncertain tax positions of $33 million.

(7)	For periods prior to the Spin-off, the denominator for both core basic and diluted earnings per share was calculated using the shares of common stock distributed in the Spin-off.

Reconciliation of IFRS to Core results (continued)
Three months ended December 31, 2019

($ millions except (loss)/earnings per share)	IFRS Results	Amortization of certain intangible assets(1)	Separation costs(2)	Transformation costs(3)	Legal items(4)	Other items(5)	Core Results
Gross profit	913	253	3	—	—	5	1,174
Operating (loss)/income	(68)	269	82	39	—	(1)	321
(Loss)/income before taxes	(107)	269	82	39	—	(1)	282
Taxes(6)	16	(36)	(17)	(4)	—	(18)	(59)
Net (loss)/income	(91)	233	65	35	—	(19)	223
Basic (loss)/earnings per share	(0.19)						0.46
Diluted (loss)/earnings per share	(0.19)						0.45
Basic - weighted average shares outstanding(7)	488.2						488.2
Diluted - weighted average shares outstanding(7)	488.2						491.0

Adjustments to arrive at core operating income
Selling, general & administration	(714)	—	9	—	—	1	(704)
Research & development	(164)	16	1	—	—	(4)	(151)
Other income	20	—	—	—	—	(8)	12
Other expense	(123)	—	69	39	—	5	(10)

(1)	Includes recurring amortization for all intangible assets other than software.

(2)
Separation costs are expected to be incurred over the two to three-year period following the completion of the Spin-off from Novartis and primarily include costs related to IT and third party consulting fees.

(3)	Transformation costs, primarily related to restructuring and third party consulting fees, for the multi-year transformation program.

(4)	Includes legal settlement costs and certain external legal fees.

(5)
Gross Profit includes $5 million in manufacturing sites consolidation activities and integration of recent acquisitions. Selling, general & administration includes integration of recent acquisitions. Research & development includes $24 million in fair value adjustments for contingent consideration liabilities partially offset by $20 million for the amortization of option rights and the integration of recent acquisitions. Other income primarily includes a realized gain on a financial asset. Other expense primarily includes fair value adjustments of a financial asset and other items.

(6)	Total tax adjustments of $75 million include tax associated with operating income core adjustments and discrete tax items.

(7)
Core basic earnings per share is calculated using the weighted-average shares of common stock outstanding during the period. Core diluted earnings per share also contemplate 2.8 million dilutive shares associated with unvested equity-based awards.

Reconciliation of IFRS to Core results (continued)
Three months ended December 31, 2018

($ millions except (loss)/earnings per share)	IFRS Results	Amortization of certain intangible assets(1)	Impairments(2)	Restructuring items (3)	Legal items(4)	Other items(5)	Core Results
Gross profit	879	245	—	—	—	2	1,126
Operating (loss)/income	(75)	248	2	8	7	69	259
(Loss)/income before taxes	(87)	248	2	8	7	69	247
Taxes(6)	14						(56)
Net (loss)/income	(73)						191
Basic (loss)/earnings per share	(0.15)						0.39
Diluted (loss)/earnings per share	(0.15)						0.39
Basic - weighted average shares outstanding(7)	488.2						488.2
Diluted - weighted average shares outstanding(7)	488.2						488.2

Adjustments to arrive at core operating income
Selling, general & administration	(734)	—	2	—	—	13	(719)
Research & development	(166)	3	—	—	—	19	(144)
Other income	(26)	—	—	(2)	1	24	(3)
Other expense	(28)	—	—	10	6	11	(1)

(1)	Includes recurring amortization for all intangible assets other than software.

(2)	Includes impairment charges related to intangible assets.

(3)
Includes restructuring income and charges and related items. Certain amounts previously reported under "restructuring items" in the 2018 Form 20-F have been reclassified to "other items" to conform with presentation in the current year.

(4)	Includes legal costs related to an investigation.

(5)
Gross profit and selling, general & administration include charges and reversal of charges related to a product’s voluntary market withdrawal and spin readiness costs. Research & development includes amortization of option rights. Other income includes fair value adjustments on a financial asset. Other expense includes spin-readiness costs. Certain amounts previously reported under "restructuring items" in the 2018 Form 20-F have been reclassified to "other items" to conform with presentation in the current year.

(6)
Total tax adjustments of $70 million include tax associated with operating income core adjustments and discrete tax items. Tax associated with operating income adjustments of $334 million totaled $48 million with average tax rate of 14.4%. Core tax adjustments for discrete items totaled $22 million, including a net out of period income tax benefit of $55 million partially offset by net changes in uncertain tax positions of $33 million.

(7)	For periods prior to the Spin-off, the denominator for both core basic and diluted earnings per share was calculated using the 488.2 million shares of common stock distributed in the Spin-off.

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning more than seven decades, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of more than 260 million people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 20,000 associates are enhancing the quality of life through innovative products, partnerships with eye care professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

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